Exhibit 99.1

Amira Nature Foods, Ltd, Regains Full Compliance with NYSE Minimum Average Share Price Listing Standard

Amira Nature Foods, Ltd. (NYSE: RYCE) announced today that the New York Stock Exchange (NYSE) has notified the company that it is has regained full compliance with NYSE minimum average share price listing requirements.

Amira Nature Foods, Ltd, received written notification on January 2, 2020 that it has regained compliance after the Company’s average stock price for the 30-tradinging days ended December 26, 2010 was above the NYSE’s minimum requirement of $1. The company, which has continued to trade on the NYSE under the symbol RYCE, is now in compliance with all NYSE minimum average share price listing requirements.

About Amira Nature Foods, Ltd

Founded in 1915, Amira has evolved into a global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third-party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Cautionary Statement and Note on Forward-Looking Statements

As previously reported by the Company on Form 6-K filed with the SEC on March 18, 2019, in the second half of fiscal year 2019, the Company announced the conversion of the outstanding debt of Amira Pure Foods Private Limited, (“Amira India”) a partially-owned subsidiary of Amira Mauritius, the Company’s subsidiary, into equity (the “Deconsolidation”). This Deconsolidation resulted in Amira Mauritius’ ownership of Amira India being reduced from 80.4% to 49.8%. As a result, Amira India and its wholly owned subsidiaries will no longer be consolidated line item level) for purposes of preparing the Company’s consolidated financial statements which would be included in the Company’s Form 20-F for the year ended March 31, 2019 which was not been filed with the SEC as of July 31, 2019, its prescribed due date or the date hereof. As a result of the Deconsolidation, the Company’s operating and financial results for fiscal 2019, (reflecting the Deconsolidation), will materially differ from those of prior periods and will  reflect a material reduction of  the Company’s  revenues, assets and liabilities in comparison to all  prior years reported by the Company on Form 20-F. This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of the Deconsolidation, new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Company Contact:

Amira Nature Foods, Ltd

Wendy Eguez

+97144357303

wendy.eguez@theamiragroup.com

www.amira.net